Mail Stop 4561

December 12, 2006

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

Re: **BIO-key International, Inc.**
       Post-Effective Amendment No. 5 to Registration Statement on Form SB-2
       Filed November 28, 2006
       File No. 333-120104

       Post-Effective Amendment No. 7 to Registration Statement on Form SB-2
       Filed November 28, 2006
       File No. 333-115037

Dear Mr. DePasquale:

    We have reviewed your filings, which were revised in response to oral comments issued November 16, 2006 and have the following comments.

Post-Effective Amendment No. 5 to Registration Statement on Form SB-2

General

1. We note that the shares being offered for resale by the selling shareholders include shares of common stock issuable as interest in lieu of cash. We note further that Article 3.1 of the Secured Convertible Term Note with Laurus Master Fund, filed as Exhibit 99.3 to the Form 8-K filed June 14, 2005, provides that the "Holder shall have the right . . . to convert all or any portion of the then aggregate outstanding principal amount of this Note, together with interest and fees due hereon, into shares of Common Stock . . ." (emphasis added). As a general matter, it is inappropriate to register the resale of securities until after the private offering for those securities has been completed. Please provide us with your analysis as to why you believe that this transaction is consistent with the staff's PIPE guidance as set forth by 3S of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations Supplement of March 1999 and whether the discretion left to the Holder to receive shares of common stock or cash for interest and fees raises concerns as to the completion of your private placement consistent with Rule 152 under the Securities Act. In this regard,

Michael W. DePasquale
BIO-key International, Inc.
December 12, 2006
Page 2

advise us of the basis for your belief that the offer and sale of the <u>interest and fee shares</u> was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest and fee payments. A similar analysis should be provided for each selling security holder that is registering shares that may be issuable upon conversion, from time to time, of interest and fees under a convertible term note.

2. In light of the above comment with regard to the discretion afforded to holders of the Note to select the form of payment, please be advised that it does not appear to be appropriate at this time to include in the registration statement the shares that will be paid in lieu of interest and fees that accrue subsequent to the initial filing date of the registration statement. Accordingly, please revise to clarify that the prospectus would not be available for the resale of shares issued to pay interest and fees that has not yet accrued. Note however, that shares relating to any interest and fees that have accrued to date may be properly included in a registration statement.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457, Jeffrey Werbitt at 202-551-3456 or the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 617-248-4000</u>
        Charles J. Johnson, Esq.
        Choate, Hall & Stewart LLP